TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FILING OF AMENDED 2009 YEAR END DISCLOSURE DOCUMENTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 26, 2010 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") today filed an amended Annual Information Form (“AIF”), for the year ended December 31, 2009 with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”). In addition, TransGlobe has filed on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States its amended annual report on Form 40-F/A for the year ended December 31, 2009, which also includes TransGlobe’s amended AIF.

Subsequent to comments received from the Alberta Securities Commission (“ASC”) the Company has amended the NI 51-101 Statement of Reserves portion of the AIF for the period ended December 31, 2009. The changes are contained to pages 29 & 30 of the AIF and involve a correction to the sub-categories in the “Reconciliation of Changes in Reserves” tables as they relate Light & Medium Oil and Heavy Oil allocations for both the Company table and the Egypt table. The Company’s Reserve numbers, Reserve classifications and Net Present Values of Future Net Revenues for the period ended December 31, 2009 were not changed.

The AIF includes TransGlobe's reserves data and other oil and gas information for the period ended December 31, 2009 as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of TransGlobe's amended AIF and disclosure documents may be accessed electronically from www.sedar.com. Copies of the amended annual report on Form 40-F/A may be accessed electronically from www.sec.gov.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Tel: 403.262.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com